EXHIBIT 99.5

ELDORADO GOLD CORPORATION

OFFICER’S CERTIFICATE

This certificate is given pursuant to subsection 2.20(c) of National Instrument 54-101 Communication With Beneficial owners Of Securities Of A Reporting Issuer (the “Instrument”).

I, DAWN L. MOSS, Vice-President, Administration and Corporate Secretary of Eldorado Gold Corporation (the “Company”) certify on behalf of the Company and not in my personal capacity (and without personal liability) that to the best of my knowledge:

1.
the Company is relying on s.2.20 of the Instrument in order to abridge the time prescribed in ss. 2.2(1) and 2.5(1) of the Instrument for the Company’s upcoming special meeting (the “Meeting”) to be held on February 21, 2012;

2.
the Company has arranged to have the notice of meeting, management information and proxy circular and form of proxy for the Meeting sent in compliance with the Instrument to all beneficial shareholders of the Company at least 21 days before the date of the Meeting; and

3.	the Company has arranged to carry out all of the requirements of the Instrument in addition to those described in paragraph 2 above.

DATED this 30th day of January, 2012.

/s/ Dawn L. Moss
Dawn L. Moss Vice-President, Administration and Corporate Secretary